June 29, 2015

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:  Mara Ransom, Assistant Director

Re:                             NephroGenex, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333- 203530)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as representative of the underwriters, hereby joins in the request of the Company for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:00 p.m., eastern daylight savings time, on Wednesday, July 1, 2015, or as soon thereafter as practicable.

We hereby authorize each of Yvan Claude J. Pierre, Esq., William N. Haddad, Esq., Ryan P. McCarthy, Esq. and Jason A. Mierzwa, Esq. of Reed Smith LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signatures Follow]

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Eugene Terracciano
	Name:	Eugene Terracciano
	Title:	Chief Compliance Officer